Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Michael Lordi +1 201-785-3206 mikel@radware.com

For Immediate Release

Radware Ltd. Announces Fourth Quarter 2011 Results

* Record annual Revenues of $167.0 Million

* Record Quarterly Revenues of $45.1 Million

* Record Quarterly Non-GAAP EPS $0.42

* Record Quarterly Non-GAAP Operating Margin of 20%

TEL AVIV, ISRAEL: February 1, 2012 — Radware (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported record quarterly revenues of $45.1 million for the fourth quarter of 2011. This represents an increase of 7% compared with revenues of $42.2 million for the third quarter of 2011, and an increase of 15% compared with revenues of $39.1 million in the fourth quarter of 2010.

Net income on a GAAP basis for the fourth quarter of 2011 was $6.6 million or $0.29 per diluted share, compared with net income of $5.4 million or $0.24 per diluted share for the third quarter of 2011 and to $3.9 million or $0.17 per diluted share in the fourth quarter of 2010.

Net income on a Non-GAAP basis for the fourth quarter of 2011 was $9.5 million or $0.42 per diluted share, compared with net income of $7.8 million or $0.34 per diluted share for the third quarter of 2011 and to $6.6 million or $0.29 per diluted share in the fourth quarter of 2010.

Revenues for 2011 amounted to $167.0 million, an increase of 16% compared with revenues of $144.1 million in 2010.

Net income on a GAAP basis for 2011 amounted to $21.3 million or $0.93 per diluted share, representing an increase of 121% compared with net income of $9.6 million or $0.44 per diluted share in 2010.

Net income on a Non-GAAP basis for 2011 amounted to $30.7 million or $1.34 per diluted share, representing an increase of 53% compared with net income of $20.1 million or $0.92 per diluted share in 2010.

At the end of the fourth quarter of 2011, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $219.1 million, representing an increase in the company's cash position of approximately $12.5 million in the fourth quarter or $40 million in the last 12 months.

“We’re very pleased with our continued record results both quarterly and yearly,” stated Roy Zisapel, president and chief executive officer, Radware. “Strong demand for our traditional and ADC virtualization products, in combination with our string of attack mitigation successes that have protected high-profile public and private sector customers, is key to this growth.”

During the fourth quarter 2011, Radware released the following significant announcements:

•	Radware Provides Application Delivery Control for Juniper Networks MX Series 3D Universal Edge Router
•	Radware Ltd. Announces Third Quarter 2011 Results
•	Radware Announces $20 Million Share Buyback And Refines Guidance for Third Quarter 2011
•	Radware Wins Fourth Consecutive INTERNET TELEPHONY Excellence Award
•	Radware Announces the First Application Delivery Fabric For the ITaaS Economy
•	Radware to Deliver Attack Mitigation System Solution To Tier 1 Wireless Carrier in North America
•	Radware Joins OpenStack Community
•	Radware’s Attack Mitigation System Helps Installazioni Impianti Ensure Business Continuity and Defend Against Malicious Network Attacks

Company management will host a quarterly investor conference call at 8:45am ET on February 1, 2012. The call will focus on financial results for the quarter ending December 31, 2011 and certain other matters related to the Company’s business.

The conference call will be webcast on February 1, 2012 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the fourth quarter 2011 call:

Participants in the US call: Toll Free +1 877-392-9880
International participants call: +1 760-666-3769

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2010	December 31, 2011
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	15,284	17,386
Available-for-sale marketable securities	24,200	10,334
Short term bank deposits	51,441	88,773
Trade receivables, net	16,543	12,565
Other receivables and prepaid expenses	3,402	3,625
Inventories	9,722	12,147
	120,592	144,830
Long-term investments
Available-for-sale marketable securities	82,864	102,644
Long-term bank deposits	5,000	-
Severance pay funds	3,342	3,047
	91,206	105,691

Property and equipment, net	11,801	11,084

Other assets
Intangible assets, net	12,011	8,163
Deferred tax asset, net	41	811
Other long-term assets	519	554
Goodwill	24,465	24,465

Total assets	260,635	295,598

Current liabilities
Trade payables	5,913	5,099
Deferred revenues	32,907	28,593
Other payables and accrued expenses	14,316	15,139
	53,136	48,831

Long-term liabilities
Deferred revenues	18,610	23,901
Accrued severance pay	3,899	3,545
	22,509	27,446

Shareholders’ equity
Share capital	506	528
Additional paid-in capital	218,593	233,353
Accumulated other comprehensive income (loss)	125	(1,663)
Treasury stock, at cost	(18,036)	(18,036)
Retained earnings (accumulated deficit)	(16,198)	5,139
Total shareholders’ equity	184,990	219,321

Total liabilities and shareholders' equity	260,635	295,598

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the three months ended December 31,		For the Year ended December 31,
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)

Revenues	39,054	45,090	144,119	167,020
Cost of revenues	7,968	8,626	29,204	33,357
Gross profit	31,086	36,464	114,915	133,663
Operating expenses:
Research and development	8,280	9,146	31,660	36,064
Selling and marketing	16,947	18,516	64,609	69,543
General and administrative	2,534	2,501	10,190	9,629
Total operating expenses	27,761	30,163	106,459	115,236
Operating income	3,325	6,301	8,456	18,427
Financial income, net	855	787	2,057	4,200
Income before income taxes	4,180	7,088	10,513	22,627
Income taxes	(256)	(468)	(879)	(1,290)
Net income	3,924	6,620	9,634	21,337

Basic net earnings per share	$0.19	$0.31	$0.49	$1.02

Weighted average number of shares used to compute basic net earnings per share	20,360,557	21,149,334	19,557,545	20,952,866

Diluted net earnings per share	$0.17	$0.29	$0.44	$0.93

Weighted average number of shares used to compute diluted net earnings per share	22,796,721	22,716,083	21,733,638	22,888,064

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended December 31,		For the Year ended December 31,
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net income	3,924	6,620	9,634	21,337

Stock-based compensation expenses, included in:
Cost of revenues	16	20	63	66
Research and development	304	337	1,247	1,124
Selling and marketing	627	1,013	2,393	3,135
General and administrative	409	261	1,789	1,133
	1,356	1,631	5,492	5,458
Amortization of intangible assets included in:

Cost of revenues	540	541	1,757	2,164
Selling and marketing	531	421	2,284	1,684
	1,071	962	4,041	3,848
Exchange rate differences, net on balance sheet items included in financial income, net	212	306	921	43

Non-GAAP net income	6,563	9,519	20,088	30,686

Non-GAAP diluted net earnings per share	$0.29	$0.42	$0.92	$1.34

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	22,796,721	22,716,083	21,733,638	22,888,064